RICEBRAN TECHNOLOGIES
1330 Lake Robbins Drive, Suite 250
The Woodlands, TX 77380

July 9, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4628
Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	RiceBran Technologies
Registration Statement on Form S-3 (No. 333-232447)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RiceBran Technologies (the “Company”) hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-232447) be accelerated so that the same will become effective at 5:00 p.m., E.S.T., on Thursday, July 11, 2019, or as soon thereafter as practicable.

If you have any questions regarding this request or the Registration Statement, please call our counsel Jeff Pietsch, of Weintraub Tobin, at (415) 772-9611.

Very truly yours,

RICEBRAN TECHNOLOGIES

By:	/s/ Todd Mitchell
Todd Mitchell, Chief Financial Officer